

September 18, 2014

<u>Via E-mail</u>
Juan J. Román
Chief Financial Officer
Evertec, Inc.
Cupey Center Building
Road 176, Kilometer 1.3
San Juan
Puerto Rico 00926

      Re: **Evertec, Inc.**
             Form 10-K for the Fiscal Year Ended December 31, 2013
             Filed March 17, 2014
             File No. 1-35872

Dear Mr. Román:

     We refer you to our comment letter dated August 28, 2014 regarding potential business contacts with Cuba, Syria and Sudan. We have completed our review of this subject matter. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                              Sincerely,

                              /s/ Cecilia Blye

                              Cecilia Blye, Chief
                              Office of Global Security Risk

cc: Barbara Jacobs
       Assistant Director
       Division of Corporation Finance